Exhibit (a)(5)(C)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the offer (as defined below). The offer is made solely by the offer to Purchase, dated November 20, 2017, and the related letter of transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. In those jurisdictions where applicable laws require the offer to be made by a licensed broker or dealer, the offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

NOTICE OF OFFER TO PURCHASE FOR CASH

31,265,358 ORDINARY SHARES

of

CYREN LTD.

AT

$2.50 NET PER SHARE

BY

WP XII INVESTMENTS B.V.

A WHOLLY OWNED SUBSIDIARY OF

WP XII INVESTMENTS COÖPERATIEF U.A.

WHICH IS JOINTLY OWNED BY

WARBURG PINCUS (CALLISTO) PRIVATE EQUITY XII (CAYMAN), L.P.

WARBURG PINCUS (EUROPA) PRIVATE EQUITY XII (CAYMAN), L.P.

WARBURG PINCUS (GANYMEDE) PRIVATE EQUITY XII (CAYMAN), L.P.

WARBURG PINCUS PRIVATE EQUITY XII-B (CAYMAN), L.P.

WARBURG PINCUS PRIVATE EQUITY XII-D (CAYMAN), L.P.

WARBURG PINCUS PRIVATE EQUITY XII-E (CAYMAN), L.P.

WARBURG PINCUS XII PARTNERS (CAYMAN), L.P.

WP XII PARTNERS (CAYMAN), L.P.

IN AN OFFER BEING CONDUCTED IN THE UNITED STATES AND ISRAEL

WP XII Investments B.V., a private limited liability company organized under the laws of the Netherlands (“Purchaser”), which is wholly owned by WP XII Investments Coöperatief U.A., a company incorporated in The Netherlands (“WP XII Investments Coöperatief”), which is jointly owned by (i) Warburg Pincus (Callisto) Private Equity XII (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII Callisto”), (ii) Warburg Pincus (Europa) Private Equity XII (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII Europa”), (iii) Warburg Pincus (Ganymede) Private Equity XII (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII Ganymede”), (iv) Warburg Pincus Private Equity XII-B (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII-B”), (v) Warburg Pincus Private Equity XII-D (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII-D”), (vi) Warburg Pincus Private Equity XII-E (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII-E”), (vii) Warburg Pincus XII Partners (Cayman), L.P., a Cayman Islands exempted limited partnership (“Warburg Pincus XII Partners”) and (viii) WP XII Partners (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII Partners,” and together with WP XII Callisto, WP XII Europa, WP XII Ganymede, WP XII-B, WP XII-D, WP XII-E and Warburg Pincus XII Partners, the “WP XII Funds”; the WP XII Funds, collectively with Purchaser and WP XII Investments Coöperatief, the “Bidder”), is offering to purchase 31,265,358 ordinary shares, nominal value NIS 0.15 per share, of Cyren Ltd. (“Cyren”) (the “Shares”) at the price of $2.50 per Share, net to you (subject to withholding taxes, as applicable), in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “offer”).

Shareholders of record who tender directly to American Stock Transfer & Trust Company, LLC (the “U.S. Depositary”) or to Israel Brokerage & Investments I.B.I. Ltd. (the “Israeli Depositary” and, together with the U.S. Depositary, the “Depositaries”) generally will not be obligated to pay brokerage fees or commissions, service fees or commissions with respect to the sale of Shares in the offer. Shareholders that hold Shares through a bank or broker should check whether they charge any service or other fees.

THE INITIAL OFFER PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 10:00 A.M., NEW YORK TIME, OR 5:00 P.M., ISRAEL TIME, ON DECEMBER 19, 2017, UNLESS THE OFFER IS EXTENDED.

The offer is not conditioned on the availability of financing or the approval of the board of directors of Cyren. The offer is conditioned upon, among other things, (i) Shares that represent at least 5.0% of the issued and outstanding shares and voting power of Cyren on the Initial Completion Date (2,491,921 Shares as of October 31, 2017, which was adjusted to include 10,595,521 Shares issued in connection with the private placement transaction between the Purchaser and Cyren) are validly tendered and not properly withdrawn prior to the completion of the Initial Offer Period; (ii) in accordance with Israeli law, at the completion of the Initial Offer Period, the aggregate number of Shares validly tendered and not properly withdrawn is greater than the aggregate number of Shares represented by Notices of Objection to the consummation of the offer; provided, however, that for purposes of determining if the aggregate number of Shares validly tendered and not properly withdrawn is greater than the aggregate number of Shares represented by Notices of Objection to the consummation of the offer, the Shares tendered by us or by any person who has a personal interest in the acceptance of the offer (or anyone on such person’s behalf, including such person’s relatives or companies under such person’s control) are to be excluded; (iii) the German Federal Cartel Office has approved the purchase of the Shares tendered in response to the offer, or the purchase is deemed approved because the applicable waiting periods have expired by no later than one Israeli business day prior to the Final Expiration Date; and (iv) 5,411,117 Shares are validly tendered and not properly withdrawn prior to the completion of the Initial Offer Period. The offer also is subject to other conditions as described in the Offer to Purchase.

Cyren’s board of directors has resolved to recommend that Cyren’s shareholders tender their shares in the offer, subject to the terms of the Securities Purchase Agreement between Purchaser and Cyren.

The offer is being conducted simultaneously in the United States and in Israel. The initial period of the offer will be completed at 10:00 a.m., New York time, or 5:00 p.m., Israel time, on December 19, 2017. This period, as may be extended, is referred to as the “Initial Offer Period,” and the date of completion of the Initial Offer Period is referred to as the “Initial Completion Date.” As required by Israeli law, if the conditions to the offer have been satisfied or, subject to applicable law, waived by Purchaser, then the shareholders who have, with respect to each Share owned by such shareholder, (a) not responded to the offer, (b) notified Purchaser of its objection to the offer, or (c) validly tendered such Share but have properly withdrawn the tender during the Initial Offer Period (such time and date, as the same may be extended, referred to as the “Withdrawal Deadline”), will be afforded an additional five calendar-day period, until 10:00 a.m., New York time, or 5:00 p.m., Israel time, on December 24, 2017, during which such shareholder may tender each such Share. This additional period is referred to as the “Additional Offer Period” and the date of expiration of the Additional Offer Period is referred to as the “Final Expiration Date.” The Withdrawal Deadline and the Final Expiration Date will change if Purchaser extends the Initial Offer Period.

Subject to applicable laws and regulations, if any condition has not been satisfied as of the Initial Completion Date, Purchaser may decide to (i) extend the Initial Offer Period and, subject to applicable withdrawal rights until the Withdrawal Deadline, retain all tendered Shares until the Final Expiration Date; (ii) if the only conditions that have not been satisfied are one or more of the conditions set forth in clause (b) of Section 11 of the Offer to Purchase, waive such condition(s) and, subject to proration, accept for payment and promptly pay for all Shares validly tendered and not properly withdrawn before the Withdrawal Deadline prior to 10:00 a.m., New York time, or 5:00 p.m., Israel time, on the Final Expiration Date; or (iii) terminate the offer and not accept for payment or pay for any Shares and promptly return all tendered Shares to tendering shareholders. Purchaser will not, however, provide for a subsequent offering period as permitted pursuant to Rule 14d-11 under the Securities Exchange Act of 1934, as amended.

Purchaser will publicly announce in accordance with applicable law and in any event issue a press release by 9:00 a.m., New York time, or 4:00 p.m., Israel time, on the U.S. business day following the Initial Completion Date, stating whether the conditions to the offer have been satisfied or, subject to applicable law, waived by Purchaser. Promptly following the Final Expiration Date, Purchaser will announce the results of the offer and the proration factor, if any. If Purchaser is unable to promptly determine the proration factor, Purchaser will announce the preliminary results. Purchaser will pay for all Shares accepted for payment pursuant to the offer promptly following the calculation of the proration factor. Purchaser expects to make such payment within four U.S. business days following the Final Expiration Date.

For purposes of the offer, Purchaser will be deemed to have purchased Shares that have been validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to the Depositaries of its acceptance for payment of Shares pursuant to the offer. Upon the terms and subject to the conditions of the offer, payment for the Shares will be made by the Depositaries. Under no circumstances will interest be paid on the purchase price to be paid, regardless of any extension of the offer or any delay in making payment.

Tenders to the U.S. Depositary. To validly tender Shares pursuant to the offer, a properly completed and duly executed letter of transmittal, together with any required signature guarantees, or in the case of a book-entry transfer, an agent’s message, and any other documents required by the letter of transmittal, must be received by the U.S. Depositary at its address set forth on the back cover of the Offer to Purchase prior to 10:00 a.m., New York time, or 5:00 p.m., Israel time, on the Initial Completion Date or Final Expiration Date, as applicable. See Section 3 of the Offer to Purchase for instructions to tender Shares or object to the offer.

Tenders to the Israeli Depositary. Shareholders who are named in the Register of Shareholders of Cyren in Israel (“Listed Holders”) and shareholders who hold their Shares through a TASE member, and who wish to tender their Shares or object to the offer, should do so through the Israeli Depositary. In order for an Unlisted Holder to validly tender Shares in the offer to the Israeli Depositary, such Unlisted Holder must notify the Israeli Depositary, via the TASE member with which its securities deposit is managed, of its tender by delivery of an Acceptance Notice of an Unlisted Holder to the TASE member, duly signed by the Unlisted Holder or its duly authorized attorney-in-fact. An Acceptance Notice of an Unlisted Holder must be submitted to a TASE member with which the securities deposit of the Unlisted Holder is being managed, on an Israeli business day, generally between the hours of 9:00 a.m. and 5:00 p.m., Israel time, during the Initial Offer Period or Additional Offer Period, as applicable. In order for a Listed Holder to validly tender Shares in the offer to the Israeli Depositary, such Listed Holder must deliver, prior to 5:00 p.m., Israel time, on the Initial Completion Date or Final Expiration Date, as applicable, (1) a share certificate or share certificates representing its Shares accompanied by (2) an Acceptance Notice of a Listed Holder duly signed by the Listed Holder or its duly authorized attorney-in-fact. A Listed Holder must deliver the share certificate(s) and the accompanying Acceptance Notice of Listed Holder to the Israeli Depositary at its address set forth on the back cover of the Offer to Purchase. Delivery of the documents described above to the Israeli Depositary will be made against a certificate of receipt given by the Israeli Depositary during normal business hours. The Israeli Depositary will hold all documents delivered to it by Listed Holders as trustee until the Final Expiration Date. See Section 3 of the Offer to Purchase for instructions to tender Shares or object to the offer.

Shareholders may withdraw previously tendered Shares at any time prior to the Withdrawal Deadline, but not during the Additional Offer Period or thereafter. If Purchaser extends the Initial Offer Period, delays its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the offer for any reason, then, without prejudice to Purchaser’s rights under the offer but subject to applicable law, the Depositaries may, on Purchaser’s behalf, retain tendered Shares, and those Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in Section 4 of the Offer to Purchase. See Section 4 of the Offer to Purchase.

If more than 31,265,358 Shares are validly tendered and not properly withdrawn in the United States and Israel in the aggregate, Purchaser will purchase a pro rata number of Shares from all tendering shareholders, so that it would purchase no more than 31,265,358 Shares.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, subject to applicable law. None of Purchaser or its affiliates or assigns, the Depositaries, the Information Agent, Purchaser’s Israeli legal counsel or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. One of the purposes of the offer is to acquire or influence control of the business of Cyren.

The Offer to Purchase and the related letter of transmittal will be mailed, at Purchaser’s expense, to record holders of Shares and to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Cyren shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares. Cyren has provided Purchaser with Cyren’s shareholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related letter of transmittal and other related materials to holders of Shares.

The receipt of cash by tendering shareholders in exchange for Shares pursuant to the offer is a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. In general, tendering shareholders will recognize, for U.S. federal income tax purposes, gain or loss equal to the difference between the tendering shareholder’s adjusted tax basis in the Shares surrendered and the amount of cash received for those Shares. See Section 5 of the Offer to Purchase. Each holder of Shares should consult its own tax advisor regarding the tax consequences of the offer.

The Offer to Purchase and the related letter of transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the offer.

Questions and requests for assistance may be directed to the Information Agent in the United States or Purchaser’s legal counsel in Israel, Meitar Liquornik Geva Leshem Tal, during their respective normal business hours at their respective addresses and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related letter of transmittal may be directed to the Information Agent, the Israeli Depositary or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the offer.

The Information Agent for the Offer is

D.F. King & Co., Inc.:

48 Wall Street, 22nd Floor

New York, NY 10005

For assistance call D.F. King at (800) 499 -8159

(toll free) or (212) 269 - 5550 (banks and brokers)

Email: cyren@dfking.com

Israeli legal counsel for the Offer is Meitar Liquornik Geva Leshem Tal: 416 Abba Hillel Rd. Ramat Gan 5250608, Israel Tel.: 972-3- 6103100; Facsimile: 972-3-6103111 Attn: Asaf Harel Tomer Sela

November 20, 2017